DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael S. Kagnoff michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

July 12, 2016

VIA UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director
Heather Percival

Re:	GenMark Diagnostics, Inc.
Registration Statement on Form S-3
Filed June 14, 2016
File No. 333-212010

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated July 11, 2016, to Hany Massarany, Chief Executive Officer of GenMark Diagnostics, Inc. (the “Company”) regarding the Registration Statement on Form S-3 filed by the Company on June 14, 2016 (the “Registration Statement”).

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Incorporation of Certain Information by Reference, page 29

1.	Please specifically incorporate by reference your Form 8-K filed May 31, 2016 pursuant to Item 5.07 or advise.

Response:   In response to the Staff’s comment, the Company has revise the section entitled “Incorporation of Certain Information by Reference” to specifically incorporate the Company’s Form 8-K filed May 31, 2016.

Cover Page of Sales Agreement Prospectus

2.	Please revise your disclosure here and on page S-11 to state that Canaccord Genuity Inc. “is,” rather than “may be deemed,” an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended.

Response:   In response to the Staff’s comment, the Company has revised its disclosure on page S-11 to state that Canaccord Genuity Inc. will be deemed to be an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended.

*          *           *

July 12, 2016

Page Two

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael S. Kagnoff

Michael S. Kagnoff

Partner

cc:	Scott Mendel, GenMark Diagnostics, Inc.

      Eric Stier, GenMark Diagnostics, Inc.